FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 or 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of December 2004

                        Commission File Number 000-26495


                             Commtouch Software Ltd.
                 (Translation of registrant's name into English)

                                1A Hazoran Street
                      Poleg Industrial Park, P.O. Box 8511
                              Netanya 42504, Israel
                               011-972-9-863-6888
                    (Address of principal executive offices)

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F   __X__                Form 40-F _______


                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes _____      No   __X__

                             COMMTOUCH SOFTWARE LTD.
                                    FORM 6-K


Forward-Looking Statements

This  Report  on  Form  6-K  contains  forward-looking   statements,   including
projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect", "plan", "estimate", anticipate", or "believe" are forward-looking statements. These statements are based on information available to us at the time of the Report; we assume no obligation to update any of them. The statements in this Report are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including the failure of the Company to satisfy the conditions imposed by the Nasdaq Listing Qualifications Panel for the continued listing of Commtouch shares on The Nasdaq SmallCap Market; business conditions and growth or deterioration in the Internet market, commerce and the general economy both domestic as well as international; fewer than expected new-partner relationships; competitive factors including pricing pressures; technological developments, and products offered by competitors; availability of qualified staff for expansion; and technological difficulties and resource constraints encountered in developing new products as well as those risks described in the Company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Purpose of this Report

Attached as Exhibit 99.1 to the Company's Form 6-K filed with the Securities and Exchange Commission ("SEC") on November 5, 2004 (the "Prior Form 6-K") is a press release summarizing certain Nasdaq Listing Qualifications Panel ("Panel") requirements relating to continued listing of the Company's Ordinary Shares on The Nasdaq SmallCap Market. Included in that summary is the requirement of a filing by December 15, 2004 with the SEC and Nasdaq of an unaudited balance sheet no older than 60 days, on a proforma as adjusted basis for any significant events or transactions occurring subsequent to the date of the balance sheet (but before the date of this filing), evidencing compliance with the $2.5 million shareholders' equity requirement.

The Company believes that the filing of this Form 6-K, inclusive of the pro forma balance sheet set forth below, is sufficient to meet the above described Nasdaq requirement. However, the Company remains subject to the Panel's hearings exception until the Company has demonstrated an ability to sustain compliance with the minimum shareholders' equity requirement over the long term.

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


Description of Transactions Resulting in Proforma Adjustment

On October 31, 2004, Commtouch entered into two transactions: 1) a Securities Purchase Agreement ("SPA") for the sale of 6.38 million Series A Preferred Shares to new and existing investors of Commtouch for $3.19 million at a purchase price of $0.50 per share and 2) a Redemption, Amendment and Exchange Agreement ("RAE"), pursuant to which the Company and note holders under the convertible loan transaction of November 2003 agreed that the Company would make an early repayment of the $3 million (plus interest) loan, issue approximately
3.3 million warrants and 900,000 Series A Preferred Shares in exchange for the note holders' agreement to allow for the early repayment of the loan, removal of security interests and waivers of certain rights. A more detailed summary of the provisions of the SPA and RAE transactions is included in the Prior Form 6-K filing.

The SPA and RAE transactions were subject to certain closing conditions, including the approval of shareholders. On December 6, 2004, the Company's shareholders approved the two transactions, as well as related amendments to the Company's Amended and Restated Articles of Association. Coupled with the satisfaction of all other closing conditions, this enabled the parties to call a closing of the transactions on December 9, 2004.

Proforma October 2004 Condensed Balance Sheets

Presented below are the following balance sheets:

     1.      Audited condensed balance sheet as at December 31, 2003

     2.      Unaudited condensed balance sheet as at October 31, 2004

     3. Unaudited condensed balance sheet as at October 31, 2004 on a pro forma, as adjusted basis, to give effect to the SPA and RAE transactions. The as adjusted numbers reflect:

             a. The private placement of 6,380,000 Series A Preferred shares of the Company for an aggregate amount of $3.19 million. As of the date of the filing of the Form 6-K, the Company had received $2.92 million of these investment funds.

             b. The repayment of $3 million in principal, plus accrued interest, outstanding under convertible notes issued pursuant to the November 2003 convertible loan transaction.

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

                             COMMTOUCH SOFTWARE LTD.

                      CONDENSED CONSOLIDATED BALANCE SHEETS

                               (USD in thousands)

                                                             Oct. 31,     Oct. 31,    December 31,
                                                               2004          2004        2003
                                                               ----          ----        ----
                                                              Actual      Pro Forma     Actual
                                                              ------      ---------     ------
                                                                         As adjusted
                                                                         -----------
Assets
Current Assets:
 Cash and cash equivalents.............................     $  4,556      $  4,425     $   4,125
 Trade receivables, net................................           11            11            92
 Prepaid expenses .....................................          193           193           156
 Receivables on account of shares......................           --            --           955
 Other accounts receivable.............................           33            33            15
                                                            --------      --------     ---------
 Total current assets..................................        4,793         4,662         5,343
                                                            --------      --------     ---------
Long-term lease deposits...............................            5             5             5
Equity investment in Imatrix ..........................          223           223           339
Deferred charges ......................................          266            --           353
Severance pay fund.....................................          426           426           391
Property and equipment, net............................          322           322           452
Intangible asset.......................................           40            40            --
                                                            --------      --------     ---------
                                                            $  6,075      $  5,678     $   6,883
                                                            --------      --------     ---------
Liabilities and Shareholders' Equity
Current Liabilities:
 Accounts payable......................................          302           302           479
 Employees and payroll accruals........................          464           464           418
 Accrued expenses and other liabilities................          447           447           376
 Deferred revenue......................................        1,037         1,037           222
                                                            --------      --------     ---------
 Total current liabilities.............................        2,250         2,250         1,495
                                                            --------      --------     ---------

 Convertible loan, net.................................        2,753            --         2,134
 Shares to be registered upon exercise of warrants.....          186           186           372
 Accrued severance pay.................................          493           493           425
                                                            --------      --------     ---------
                                                               3,432           679         2,931
                                                            --------      --------     ---------

 Shareholders' equity..................................          393         2,749         2,457
                                                            --------      --------     ---------
                                                            $  6,075      $  5,678     $   6,883
                                                            ========      ========     =========

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


Information Incorporated by Reference

The information in this Report on Form 6-K is incorporated by reference into all Registration Statements which we have filed or which we will file in the future under the Securities Act of 1933, as amended, which permit such reports to be so incorporated.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  COMMTOUCH SOFTWARE LTD.
                                       (Registrant)


Date: December 15, 2004           By ______________________________________
                                       Devyani Patel
                                       VP of Finance


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